SUB-ITEM: 77(E)
MORGAN STANLEY EMERGING MARKETS FUND, INC.

MS Emerging Markets Fund, Inc., is one of the defendants named in litigation relating to the Adelphia bankruptcy filed by the Adelphia Recovery Trust ("ART")
in the U.S. District Court for the Southern District of New York. The litigation was brought in July 2003 by the Adelphia Creditors' Committee on behalf of
Adelphia, against the agent banks who administered or structured the credit facilities, the agent banks' affiliated investment banks who had done underwriting work for Adelphia, and also the non agent bank who had passively invested in the debt paper from any of the credit facilities. Our fund is a
Non-Agent Lender in this case.

The motions to dismiss claims against the Non-Agent Lenders were granted on June
17, 2008 and final judgment was entered on December 10, 2008. The notice of appeal was entered on January 8, 2009. Briefing on the appeal is currently scheduled to be completed in November 2009, with oral argument on the appeal expected to be held in the first few months of 2010.